[Fenwick & West LLP Letterhead]
November 9, 2007
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	David L. Orlic Jennifer Thompson Division of Corporation Finance

Re:	SuccessFactors, Inc. Amendment No. 7 to Registration Statement on Form S-1 File No. 333-144758
Ladies and Gentlemen:
          On behalf of SuccessFactors, Inc. (the “Company”), we are transmitting herewith Amendment No. 7 (the “Amendment”) to the Registration Statement on Form S-1 (Registration No. 333-144758) originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on July 20, 2007 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in your letter dated November 7, 2007. The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier, a copy of the Amendment in paper format, which is marked to show changes from Amendment No. 6 to the Registration Statement. Except as noted below, the Amendment addresses the comments raised by the Staff in its letter, and the Company has updated other disclosures.
General
1.	Please refer to comment 5 of our letter dated August 17, 2007. We note your presentation of pro forma and pro forma as adjusted information throughout this filing, and we note that this information assumes that your convertible preferred stock will automatically convert to common stock upon the closing of this initial public offering. We also note your disclosure on page F-20, which indicates that this automatic conversion will only occur if your initial public offering has a per share offering price of at least $8.41. Given that your offering price range is $8.00 to $10.00, it appears that your initial public offering may not have a per share offering price of at least $8.41. Please confirm to us that if your per share offering price is below $8.41, you will revise your filing to address the impact this has on your assumed automatic conversion of convertible preferred stock.

Securities and Exchange Commission
November 9, 2007

          The Company respectfully advises the Staff that, pursuant to the terms of Subsection 3b of Section Four of the Company’s current certificate of incorporation, the Company’s convertible preferred stock will automatically convert into shares of common stock (i) upon the closing of this initial public offering if the per share offering price is at least $8.40781, with aggregate offering proceeds to the Company of not less than $30 million, or (ii) upon the written election of the holders of at least seventy percent (70%) of the Company’s outstanding convertible preferred stock. Most of the Company’s outstanding convertible preferred stock is held by funds affiliated with the Company’s directors and the Company’s directors. Accordingly, in the event that the proposed initial public offering price is less than $8.41 per share, the Company anticipates that the holders of the required percentage of the outstanding shares of convertible preferred stock will elect to convert their convertible preferred stock into common stock pursuant to clause (ii).
Summary Consolidated Financial Data, page 5
2.	We note your presentation of pro forma as adjusted balance sheet data on page 6. Please provide us with your calculations for each of these pro forma as adjusted balances.
          Attached to this letter as Exhibit A are tables indicating the calculation of the following line items from the pro forma as adjusted column of the summary consolidated financial data balance sheet: cash, cash equivalents and marketable securities; working capital (deficit); total assets; and total stockholders’ (deficit) equity.
          The Company advises the Staff that the amount of deferred revenue, current and long term, would not change as a result of the offering or the repayment of the indebtedness described on page 6 of the Amendment. The amount of long-term debt would be reduced to zero, as the debt will be repaid with a portion of the offering proceeds as described in the lead language to the summary consolidated financial data balance sheet. The convertible preferred stock warrant liability and the convertible preferred stock remained at zero due to the assumed conversion of the convertible preferred stock.
Consolidated Financial Statements
Consolidated Balance Sheets, page F-3
3.	We note your disclosure of authorized pro forma shares of common stock on page 24 and your discussion of authorized capital stock on page 98. Please tell us why this number has not been filled in on the face of your balance sheet.
          The Company has added the 200,000,000 authorized pro forma shares of common stock on the face of the Company’s consolidated balance sheet on page F-3 of the Amendment.
Notes to Consolidated Financial Statements, page F-7
Note 5. Convertible Preferred Stock, page F-19

Securities and Exchange Commission
November 9, 2007

4.	We note that you removed your reference to the subsequent interim period from the introductory language above the table at the bottom of page F-19. As this table now solely presents information as of December 31, 2006, please tell us why you have indicated that this information is unaudited.
          The Company advises the Staff that the Company has removed “unaudited” from the sentence introducing the table at the bottom of page F-19 of the Amendment.
* * * * * * *

Securities and Exchange Commission
November 9, 2007

          Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, William R. Schreiber at (650) 335-7855.

Sincerely,
/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:
Lars Dalgaard, Chief Executive Officer and President
Bruce C. Felt, Jr., Chief Financial Officer
Julian K. Ong, Vice President, General Counsel
SuccessFactors, Inc.
Gordon K. Davidson
William R. Schreiber
Fenwick & West LLP
Brooks Stough
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Exhibit A

Exhibit A — SuccessFactors, Inc.
Pro Forma As Adjusted Items on Consolidated Balance Sheet Data (in thousands):

Cash, cash equivalents and marketable securities (in thousands):
Cash, cash equivalents and marketable securities — Actual as of September 30, 2007	$16,273
Assumed net proceeds to Company	80,850 *
Less: Assumed repayment of long-term debt, including principal and accrued interest	(20,675) **
Less: Assumed prepayment fee related to the long-term debt	(310)

$76,138

Working capital (deficit) (in thousands):
Working capital (Deficit) — Pro Forma as of September 30, 2007	$(39,658)
Assumed net proceeds to Company	80,850 *
Less: Assumed repayment of long-term debt and accrued interest	(20,675) **
Less: Assumed payment of prepayment fee related to the long-term debt	(310)

$20,207

Total assets (in thousands):
Total assets — Actual as of September 30, 2007	$57,036
Add: Assumed net proceeds to Company	80,850 *
Less: Assumed repayment of long-term debt and accrued interest	(20,675)**
Less: Assumed expensing of debt issuance costs	(831)
Less: Assumed payment of prepayment fee related to the long term debt	(310)

$116,070

Total stockholders’ (deficit) equity (in thousands):
Total stockholders’ deficit — Pro Forma as of September 30, 2007	$(61,409)
Assumed net proceeds to Company	80,850 *
Less: Assumed expensing of debt issuance costs, the debt discount and the prepayment fee	(1,926)

$17,515

* Net Proceeds to Company is calculated as follows (in thousands):
Assumed initial public offering price	$9.00
Shares offered by the Company	10,000

Gross Proceeds:	$90,000
Less: 7% underwriting discount	$(6,300)
Less: Estimated offering expenses	$(2,850)

$80,850

**	Note: $19,890 of long-term debt on the balance sheet includes accrued interest of approximately $675 and is net of debt discount of $785 as of September 30, 2007.